

Mail Stop 7010

April 21, 2009

Mr. C. Robert Campbell
Executive Vice President/Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

 > **RE: Form 10-K for the fiscal year ended December 31, 2008**
 >   **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1 - Business, page 5

Customers, page 9

2. We note the disclosure regarding your significant customers in the third risk
    factor on page 14. Please disclose the information required by Item 101(c)(1)(vii)
    of Regulation S-K. Please also clarify the type of agreement you have with each
    of these significant customers.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

General

3. Please expand MD&A to provide a discussion of recent economic events and their
    current and expected future impact on your operations, financial position and
    liquidity. This disclosure should provide detailed information regarding your
    customers, recent order activity, expected trends, management's response to
    managing these events, potential future actions by management and any other
    detailed information that would help investors better understand how your
    operations, financial position and liquidity are being impacted by the current
    economic environment. Expand your liquidity discussion to address the expected
    impact to current and future cash flows and how you expect recent economic
    events, including the credit shortage, may affect other sources of liquidity.

Critical Accounting Policies and Estimates, page 32

Revenue Recognition, page 32

4. Please disclose how you treat unapproved change orders in your percentage of
    completion method of accounting for revenue. If you include unapproved change
    orders in your accounting for revenue, please disclose if you assume a profit
    component on these orders. If you assume a profit component, please tell us how
    you determined this method is appropriate.

Valuation of Goodwill and Intangible Assets, page 34

5. In the interest of providing readers with better insight into management's
    judgments in accounting for goodwill and intangible assets, please consider
    disclosing the following in future filings:
    •   The reporting unit level at which you test goodwill for impairment and your
        basis for that determination;

- A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

Financial Condition, Liquidity and Capital Resources, page 39

6. We note your Credit Facility and senior notes contain covenants that set minimum fixed charge coverage ratios, among other restrictions. You disclose on page 40 that you may not be able to achieve your 2009 projections and this may adversely affect your ability to remain in compliance with your Credit Facility's minimum net availability requirements and minimum fixed charge coverage ratio in the future. Since it appears reasonably possible that you will not be in compliance with one or more of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also revise to show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

7. We note the disclosure in the last sentence of the first paragraph on page 40 that you are in compliance with the provisions and covenants of the credit facility. However, you do not provide similar disclosure with respect to the senior notes and other debt instruments. Please revise accordingly.

8. Please revise your table of contractual cash obligations on page 43 to include, in a separate line item, the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 – Financial Statements and Supplementary Data, page 45

General

9. Please disclose the accumulated balances for each component of accumulated other comprehensive loss. You may present this disclosure on the face of your

balance sheet, statement of changes in shareholders equity, or in a footnote. See paragraph 26 of SFAS 130.

10. You disclose on page 24 that in connection with your acquisition of Wanzek, you issued $7.5 million shares and $55 million in principal amount of 8% convertible notes and granted the sellers certain registration rights. Please tell us how you have accounted for the registration rights, including what consideration was given to FSP EITF 00-19-2. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

Consolidated Statements of Cash Flows, page 50

11. It appears that you have included $18 million of restricted cash in your beginning of period and end of period cash balances for your 2008 statement of cash flows. Please expand your disclosure on page 52 to discuss the restrictions on restricted cash related to collateral for letters of credit, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please refer to paragraphs 7-10 of SFAS 95.

Note 4 – Acquisitions, page 58

12. Please disclose the amount of goodwill that you recorded as a result of your acquisitions that is expected to be deductible for tax purposes as required by paragraph 52(c)(1) of SFAS 141.

13. You made references on page 59 to the use of independent third parties in determining the value of the option to purchase the DirectStar business. You also made references on pages 34 and 65 to the use of an independent valuation firm in estimating the fair value of your auction rate securities. Please tell us the nature and extent of the independent third parties' involvement. Also, tell us whether you believe the independent third parties were acting as experts as defined in the Securities Act of 1933.

Item 9A - Controls and Procedures, page 83

Evaluation of Disclosure Controls and Procedures, page 83

14. We note the disclosure in the second paragraph. Please tell us, and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures were made

at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (June 5, 2003), available on our website at http://www.sec.gov/rules/final/33-8238.htm.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief